(e)(68)

CONFIDENTIAL

[COMPANY]

230 PARK AVENUE

NEW YORK, NY 10003

November [•], 2025

[Full Name]

Dear [First Name]:

As you know, while Warner Bros. Discovery, Inc. (“WBD”) continues to advance its efforts to separate its Streaming and Studios division (“Warner Bros.”) from its Global Linear Networks division (“Discovery Global”), WBD recently announced a review of other strategic alternatives to maximize shareholder value (the “Strategic Review”).

Your employment agreement with us, dated [•] (the “Employment Agreement”), becomes effective upon a separation of Warner Bros. from Discovery Global (referred to in the Employment Agreement as the “Spinoff”). In light of the Strategic Review, we wanted to assure you that your Employment Agreement will become effective upon completion of any transaction that results in the separation of Warner Bros. and Discovery Global as two independent public companies, including if this separation occurs pursuant to a transaction where Warner Bros. remains with WBD and Discovery Global is spun off (a “DG Spinoff”).

Accordingly, your Employment Agreement will take effect on the date that either a Spinoff or DG Spinoff is completed (and such date shall be considered the “Spinoff Effective Date” under your Employment Agreement). All references in your Employment Agreement to “NetworkCo” shall be understood to refer to Discovery Global following the completion of a Spinoff or DG Spinoff, as applicable.

Except as described above, your Employment Agreement remains unchanged. If you have any questions, please do not hesitate to contact me.

Sincerely,

[Company]

By:

Name:	Ellen Exum

Title: Executive Vice President, Total Rewards